Legal Graffiti Inc.



ANNUAL REPORT

1 STUYVESANT OVAL

New York, NY 10009

(518) 852-2623

legalgraffiti.app

This Annual Report is dated April 25, 2024.

BUSINESS

Legal Graffiti Inc. (or "the Company") is an augmented reality culture platform that lets you place and discover content anywhere in the world. Specifically, it is a mobile app and website. We have an app on iOS and Android and a website. Through Legal Graffiti, everyone will have a way to share and discover culture while walking around, or virtually on their phones or computers. Using the app you can view posts while walking around in augmented reality and virtually, and on the app and website you can view posts virtually anywhere in the world based on their location.
We are creating a Creator's Marketplace of (1) digital tours and (2) a fine art marketplace with some of the freshest art out there.

Corporate History
The Company was initially organized as Legal Graffiti, LLC, a New York limited liability company on December 2, 2019. The Company dissolved that entity to incorporate as a Delaware corporation on May 6, 2020.
Intellectual Property
The Company has filed one trademark application ("Legal Graffiti").

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $127,500.00
Number of Securities Sold: 220,000
Use of proceeds: Development
Date: December 31, 2021
Offering exemption relied upon: Friends & Family

Name: Common Stock
Type of security sold: Equity
Final amount sold: $66,716.10
Number of Securities Sold: 7385
Use of proceeds: Development
Date: September 23, 2022
Offering exemption relied upon: Crowdequity

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

I am paying for the company out-of-pocket now and am working on securing an investment so that we can continue development and marketing efforts.

Foreseeable major expenses based on projections:

The major expenses will be the continued development of the app and website. We will be adding features and getting ready to handle millions of users. Also marketing costs associated with user growth.

Future operational challenges:

User growth is one challenge and is building awareness around the product, building the marketplace and building awareness around the marketplace.

Future challenges related to capital resources:

We are mainly a B2C platform and therefore rely on the amount of users that we have to be able to sustain the revenue that we need. It is a combination of having enough users and having people interact with and purchase from the marketplace.

Future milestones and events:

Once we complete a raise we will proceed with development into Phase 2 where we will add in many additional creation features as well as our creator's marketplace.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $13,565.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Harry Bucciferro
Amount Owed: $100,000
Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Cara Bucciferro

Cara Bucciferro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, President, and Director

Dates of Service: December, 2019 - Present

Responsibilities: CEO, founder, creative direction, project management, design, operations. She currently holds 63% of equity in the company.

Other business experience in the past three years:

Employer: Walgreens (Wunderland - agent)
Title: Art Director (Freelance)
Dates of Service: March 2024 - Present
Responsibilities: Web design.

Employer: Razorfish
Title: Design Director (Freelance)
Dates of Service: June 2022 - June 2023
Responsibilities: Web design.

Other business experience in the past three years:

Employer: Walmart Connect (Wunderland)
Title: Art Director (Freelance)
Dates of Service: August, 2021 - January, 2022
Responsibilities: Art director of digital content.

Other business experience in the past three years:

Employer: Sorel (Columbia Sportswear) (Aquent)
Title: Senior Designer (Freelance)
Dates of Service: February, 2022 - Present
Responsibilities: Website design.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Cara Bucciferro

Amount and nature of Beneficial ownership: 780,000

Percent of class: 63

RELATED PARTY TRANSACTIONS

Name of Entity: Harry Bucciferro

Relationship to Company: Family member

Nature / amount of interest in the transaction: On 9/25/2023, the Company entered into an amended promissory note agreement with Harry Bucciferro, a major stockholder's father.

Material Terms: The current amount owed is $100,000. The note bears no interest rate.

OUR SECURITIES

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,241,485 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Legal Graffiti Inc. was formed on May 6, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Legal Graffiti Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Legal Graffiti is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Legal Graffiti Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Legal Graffiti Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2024.

Legal Graffiti Inc.

By   /s/ *Cara Bucciferro*

Name: <u>Legal Graffiti Inc.</u>

Title: CEO and Founder

Exhibit A

FINANCIAL STATEMENTS

Legal Graffiti Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Capital One Checking - 1634	13,565.13
Capital One Savings - 8412	3.00
Total Bank Accounts	**$13,568.13**
Other Current Assets	
Other Receivables	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$13,568.13**
Fixed Assets	
Digital Assets	72,227.00
Total Fixed Assets	**$72,227.00**
TOTAL ASSETS	**$85,795.13**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	216.36
Total Accounts Payable	**$216.36**
Other Current Liabilities	
Shareholder Note Payable	193,037.10
Total Other Current Liabilities	**$193,037.10**
Total Current Liabilities	**$193,253.46**
Total Liabilities	**$193,253.46**
Equity	
Capital Stock	
Common Stock	186,954.88
Total Capital Stock	**186,954.88**
Retained Earnings	-107,162.48
Shareholders Distribution	-64,517.00
Net Income	-122,733.73
Total Equity	**$ -107,458.33**
TOTAL LIABILITIES AND EQUITY	**$85,795.13**

Legal Graffiti Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
Uncategorized Income	758.24
Total Income	**$758.24**
GROSS PROFIT	**$758.24**
Expenses	
Commissions & Fees	
Accounting & Tax Fees	2,887.50
Artist Fees	12,500.00
Bank Fees & Charges	1,278.82
Legal Fees	1,273.00
Merchant Card Processing Fees	28.86
Other Prof. & Consulting/Outside Services	5,000.00
Total Commissions & Fees	**22,968.18**
Internet	1,188.00
Office Expenses	
Dues & Subscriptions	3,158.74
Postage & Delivery	45.00
Software	49,056.00
Total Office Expenses	**52,259.74**
Rent Expenses	
Office Rent	18,000.00
Total Rent Expenses	**18,000.00**
Sales & Promotion	
Advertising	14,063.00
Marketing & Promotions	10,738.37
Total Sales & Promotion	**24,801.37**
Taxes & Licenses	508.00
Telephone & Other Communication Expenses	
Cell Phone Expenses	1,980.00
Total Telephone & Other Communication Expenses	**1,980.00**
Travels	
Travel Expenses	580.00
Total Travels	**580.00**
Uncategorized Expense	1,250.00
Total Expenses	**$123,535.29**
NET OPERATING INCOME	**$ -122,777.05**
Other Income	
Interest Income	43.32
Total Other Income	**$43.32**
NET OTHER INCOME	**$43.32**
NET INCOME	**$ -122,733.73**

Legal Graffiti Inc.
Balance Sheet
As of December 31, 2022

	Total			
	As of Dec 31, 2022	As of Dec 31, 2021		
ASSETS				
Current Assets				
Bank Accounts				
Capital One Checking - 1634	12,998			
Capital One Savings - 8412	0			
Total Bank Accounts	**12,998**	**-**		
Total Current Assets	**12,998**	**-**		
Fixed Assets				
Digital Assets	72,227	72,227		
Total Fixed Assets	**72,227**	**72,227**		
TOTAL ASSETS	**85,225**	**72,227**		
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
Shareholder Note Payable	73,505	37,500		
Total Other Current Liabilities	**73,505**	**37,500**		
Total Current Liabilities	**73,505**	**37,500**		
Total Liabilities	**73,505**	**37,500**		
Equity				
Capital Stock				
Common Stock	183,400	127,500		
Total Capital Stock	**183,400**	**127,500**		
Retained Earnings	(28,255)			
Shareholders Distribution	(64,517)	(64,517)		
Net Income (Loss)	(78,907)	(28,256)		
Total Equity	**11,721**	**34,727**		
TOTAL LIABILITIES AND EQUITY	**85,225**	**72,227**		

Legal Graffiti Inc.
Profit and Loss
For the year 2022 and 2021

	Total	
	Jan - Dec 2022	Jan - Dec 2021
Income		
Total Income		
Gross Profit	-	-
Expenses		
Commissions & Fees		
Other Prof. & Consulting/Outside Services	24,285	
Legal Fees	7,167	1,478
Accounting & Tax Fees	1,188	1,125
Bank Fees & Charges	180	205
Total Commissions & Fees	**32,820**	**2,808**
Sales & Promotion		
Marketing & Promotions	18,435	1,707
Advertising	1,700	
Total Sales & Promotion	**20,135**	**1,707**
Rent Expenses		19,292
Office Rent	18,000	
Total Rent Expenses	**18,000**	**19,292**
Taxes & Licenses	1,175	
Licences & Permits	1,424	490
Total Taxes & Licenses	**2,599**	**490**
Office Expenses		
Dues & Subscriptions	2,301	3,912
Office Supplies	33	
Postage & Delivery		47
Total Office Expenses	**2,334**	**3,959**
Telephone & Other Communication Expenses		
Cell Phone Expenses	2,220	
Total Telephone & Other Communication Expenses	**2,220**	**-**
Human Resources Expense		
Professional Development/Continuing Education	799	
Total Human Resources Expense	**799**	**-**
Total Expenses	**78,907**	**28,256**
Net Operating Income (Loss)	**(78,907)**	**(28,256)**
Net Income (Loss)	**(78,907)**	**(28,256)**

Legal Graffiti Inc.		
Statement of Cash Flows		
January - December 2022		
	Total	
OPERATING ACTIVITIES		
Net Income (Loss)	(78,907)	
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Shareholder Note Payable	36,005	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**36,005**	
Net cash provided by operating activities	**(42,902)**	
FINANCING ACTIVITIES		
Capital Stock:Common Stock	55,900	
Net cash provided by financing activities	**55,900**	
Net cash increase for period	**12,998**	
Cash at end of period	**12,998**	

Legal Graffiti Inc.				
Statement of Changes in Shareholders' Equity				
For the Year Ended December 31, 2022				
	2022	**2021**		
Beginning Balance	34,727	-		
Invested Capital	55,900	127,500		
Distributions to Shareholder	-	(64,517)		
Net Income (Loss)	(78,907)	(28,256)		
Ending Balance	11,721	34,727		

1

Legal Graffiti Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-122,858.73
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	341.36
Shareholder Note Payable	119,532.24
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**119,873.60**
Net cash provided by operating activities	**$ -2,985.13**
FINANCING ACTIVITIES	
Capital Stock:Common Stock	3,554.88
Net cash provided by financing activities	**$3,554.88**
NET CASH INCREASE FOR PERIOD	**$569.75**
Cash at beginning of period	12,998.38
CASH AT END OF PERIOD	**$13,568.13**

I, __Cara Bucciferro__ (Print Name), the __Founder and CEO__ (Principal Executive Officers) of __Legal Graffiti Inc.__ (Company Name), hereby certify that the financial statements of __Legal Graffiti Inc.__ (Company Name) and notes thereto for the periods ending __2022__ (first Fiscal Year End of Review) and __2023__ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $__801__; taxable income of $__-122,735__ and total tax of $__58__.

If the company has not filed tax returns please _replace above sentence with options_ _below and then include the information for the previous year if applicable:_

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __4/18/2024__ (Date of Execution).

Cara Bucciferro (Signature)

__Founder and CEO__ (Title)

__4/18/2024__ (Date)

NOTE 1 – NATURE OF OPERATIONS

[Legal Graffiti Inc.] was formed on [5/6/2020] ("Inception") in the State of [_Delaware__]. The financial statements of [Legal Graffiti Inc.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [New York, NY].

Legal Graffiti Inc._____ *Unlock the world. Legal Graffiti is a mixed reality media platform that brings the world art, culture, intellectual fun and connection and in the future will allow artists to make money in our marketplace. It is an iOS and Android app and a web app that allows people to place media at specific locations. Legal Graffiti lets people discover content anywhere in the world and beyond. Imagine a combination of museum + social media + (ftuture) marketplace. It's a living gallery connecting people from all over the globe.*

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from our marketplace after our marketplace is built. Users will be able to sell digital art, prints and tours and users can buy them with a credit card purchase when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. We have a promissory note owed for 100K with Harry Bucciferro with 0% interest.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
We have a promissory note owed for 100K with Harry Bucciferro with 0% interest.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of __2,000,000_ shares of our common stock with par value of $.00001___. As of 4/18/2024 the company has currently issued _1,241,485_ shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through 4/18/2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

State of New York

PROMISSORY NOTE ADDENDUM

Amount: **$100,000** [Principal amount]   Dated: **9/25/2023**

Addendum to promissory note from **6/7/2023**

FOR VALUE RECEIVED, the undersigned Cara Bucciferro of Legal Graffiti [Name of borrower(s)], (collectively "Borrower"), hereby promises to pay to the order of Harry Bucciferro [Name of lender(s)], (collectively "Lender"), the principal sum of **$100,000** (the "Principal Amount") including interest in accordance with the terms set forth below.

Cara Bucciferro



_____

Harry Bucciferro

_____

CERTIFICATION

I, Cara Bucciferro, Principal Executive Officer of Legal Graffiti Inc., hereby certify that the financial statements of Legal Graffiti Inc. included in this Report are true and complete in all material respects.

Cara Bucciferro

CEO and Founder